FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Current Report for the period April, 2003

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Notes to Consolidated Financial Statements

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date: April 10, 2003	(Registrant)

By: /s/ Cheryl S. Maher
Cheryl S. Maher Chief Financial Officer

GLAMIS

Building the Future

GLAMIS GOLD LTD. 2002 ANNUAL REPORT

CORPORATE PROFILE

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost production, large reserves and a strong, consistent growth profile. The Company’s medium-term strategic goal is to produce 500,000 ounces of gold annually at a total cash cost below $150 per ounce. This goal is now within reach. With development projects proceeding as planned, and a major new gold discovery at the Marlin property in Guatemala, Glamis controls over four million ounces of proven and probable gold reserves, enough to reach and sustain the target rate of production.

For more than 20 years, Glamis has successfully developed and operated gold mines in the Americas. The Company’s business model emphasizes steady growth with simple, highly productive technology, maximizing long-term shareholder value and sustainability for the communities in which it operates.

Glamis is extremely well positioned to continue to grow and prosper. At year-end, the balance sheet contained $160 million in cash and cash equivalents. The Company remains completely unhedged, leaving 100 percent of the gold upside to shareholders, while protecting against downside risk with low operating costs and no debt.

Glamis’ common shares trade under the symbol GLG on the New York and Toronto Stock Exchanges.

Financial Highlights	1	Development Projects:		Management's Discussion
		El Sauzal	7	and Analysis	13
Report to Shareholders	2	Marlin	7
2002 Achievements	3	Cerro Blanco	9	Consolidated Financial Statements	21
2003 Goals	3
		Exploration	10	Notes to Consolidated
Review of Operations				Financial Statements	25
Mines:		Environment, Health and Safety	11
				Corporate Information	inside back cover
San Martin	5	Proven and Probable Reserves	12
Marigold	5
Rand	6

FINANCIAL HIGHLIGHTS

	2002	2001	2000

Gold ounces produced	251,919	230,065	218,390
Average revenue per ounce	$313	$272	$280
Average market price per ounce	$310	$271	$279
Total cash cost per ounce	$160	$172	$222
Total production cost per ounce	$236	$216	$288

Gold production (ounces)
San Martin Mine	129,435	114,216	3,562
Marigold Mine	55,550	56,525	43,655
Rand Mine	66,934	59,324	99,936
Dee Mine	—	—	61,065
Daisy Mine	—	—	8,740
Picacho Mine	—	—	1,432
Total	251,919	230,065	218,390

Total cash cost per ounce of production
San Martin Mine	$106	$120	$—
Marigold Mine	$180	$179	$240
Rand Mine	$247	$265	$176
Dee Mine	$—	$—	$287
Daisy Mine	$—	$—	$208
Picacho Mine	$—	$—	$254
Company average	$160	$172	$222

Total cost per ounce of production
San Martin Mine	$203	$169	$—
Marigold Mine	$257	$211	$290
Rand Mine	$284	$310	$251
Dee Mine	$—	$—	$346
Daisy Mine	$—	$—	$299
Picacho Mine	$—	$—	$275
Company average	$236	$216	$288

Working capital (millions)	$169.1	$53.4	$18.2

Cash provided from operations (millions)	$33.8	$18.5	$6.6

Cash provided from operations (per share)	$0.34	$0.25	$0.09

Net earnings (loss) for the period (millions)	$13.7	$4.8	$(48.7)

Earnings (loss) per share	$0.14	$0.07	$(0.70)

Average shares outstanding	98,823,366	73,585,155	70,019,995

GLAMIS vs. GOLD PRICE, HUI & XAU INDICES
Shares outstanding: 126,312,142
NYSE & TSX symbol: GLG

Letter to Shareholders

In 2002, we took very important and decisive steps toward achieving Glamis’ medium-term strategic goal of producing 500,000 ounces of gold annually at a total cash cost below $150 per ounce.

Throughout a very challenging down market over the past several years, we have enhanced and expanded existing operations and acquired assets at attractive prices. Glamis now has sufficient gold reserves and resources to meet its goals.

Glamis has built a solid reputation both as a mine developer and as a mine operator. This operating expertise, enhanced by a strong balance sheet containing cash and cash equivalents of $160 million and zero debt, consolidates our position as the pre-eminent intermediate gold producer. A vastly improved gold market finds us extremely well positioned for the successful execution of our strategic plan.

The market has recognized the strength of Glamis’ performance, rewarding our shareholders with a stock price appreciation of more than 200 percent in 2002. In fact, Glamis was the ninth best performer on the New York Stock Exchange in the past year and the sixth best performer on the Toronto Stock Exchange “300” Index.

Growth from Within

At our 66.7 percent owned Marigold mine near Winnemuca, Nevada, a major expansion program is underway. Glamis’ two-thirds share of gold production is projected to increase to an average of 110,000 ounces per year at a total cash cost of approximately $150 per ounce. Following completion of active mining at Rand mine in January, large-scale mine equipment was transferred to Marigold mine to support increased productivity.

The 100 percent owned San Martin mine in Honduras now enters its third full year of gold production. In 2002, production increased by more than 13 percent to nearly 130,000 ounces of gold at a total cash cost of $106 per ounce. San Martin has surpassed all expectations to date and is projected to continue to be the Company’s most important source of earnings and cash flow in 2003.

Growth through Acquisition: Francisco Gold

On July 16, 2002, Glamis finalized the merger with Francisco Gold Corp. This transaction delivered two major projects that will play a key role in the Company’s future. The first of these properties expected to reach production will be the 100 percent owned El Sauzal project in Mexico. Based on the feasibility study, we expect average production of 190,000 ounces of gold per year at an estimated total cash cost of $110 per ounce. Following the approval by the Glamis Board of Directors in November 2002, permitting and construction planning has commenced, with commercial production slated for the first quarter of 2005. Proven and probable reserves at El Sauzal total slightly more than two million ounces of gold.

Another property acquired through Francisco Gold is the Marlin project in Guatemala. The initial resource calculated at Marlin amounted to 1.4 million gold equivalent ounces. Subsequent drilling programs have nearly tripled this resource to more than four million ounces. Of special significance is the size of the Marlin property, 10,000 hectares or 39 square miles, which is 100 percent controlled by Glamis. Many other promising targets have been identified on the property, leading us to believe that the Marlin project has excellent potential to develop into a major new gold district.

Both the Marigold expansion and El Sauzal projects are on schedule for meeting projected start-up dates and targeted production goals. The drill program at Marlin has continued along with the preparation of a feasibility study scheduled for completion during the second quarter of 2003. Drilling at the Cerro Blanco property, also in Guatemala, continues to show promise, and this project is expected to be analyzed in conjunction with Marlin data for potential synergies between the two projects.

Exploration for Continued Growth

Exploration has become an increasingly important component in Glamis’ growth strategy. As a result of carefully planned, disciplined exploration programs, we have steadily added to our reserves and resources over the past three years. Our current properties exhibit superior exploration potential, especially the

Marlin project and Marigold mine, where we will focus most of our attention in 2003.

Delivering Shareholder Value

Glamis will continue to pursue every means possible to deliver shareholder value as we have done so successfully in the past. Glamis’ strategy of optimizing existing operations, acquiring properties near the bottom of the gold-price cycle and disciplined exploration has increased annual gold production, reserves, earnings and cash flow. With the development of our new projects, we fully expect this growth trend to continue.

Equally important to our success is the Company’s financial strength. At year end, Glamis held cash and cash equivalents amounting to $160 million and working capital of $169 million — with no debt, zero hedging and a very simple capital structure. This has enabled us to increase production, cut costs and capitalize on new acquisition opportunities.

We are on track to achieve our medium-term goal of producing 500,000 ounces of gold annually at a cash cost below $150 per ounce. In doing so, Glamis is extremely well positioned to continue to deliver a superior record of maximizing shareholder value.

Over the years, Glamis’ Board of Directors has been highly instrumental in setting the Company’s direction and guiding us through extremely difficult market conditions. This year, three of our directors — Jim Billingsley, Len Harris and Gerald Sneddon — are retiring. Dan Rovig, our Chairman, joins me in thanking these gentlemen for their many years of dedication and service to the shareholders of Glamis Gold Ltd.

On behalf of management, the Board of Directors and all of the employees of Glamis Gold Ltd., we are grateful for the support and continued loyalty of our shareholders.

[Signed] C. Kevin McArthur President, Chief Executive Officer & Director

2002 ACHIEVEMENTS

Record gold production of 252,000 ounces.

Finished the initial phase of the Marigold
mine expansion. Over a 10-year mine life, Glamis’
share of production is scheduled
to increase to more than 110,000 ounces
of gold per year at a total cash cost of
approximately $150 per ounce.

Completed the merger with Francisco Gold,
acquiring the El Sauzal project in Mexico and
the Marlin project in Guatemala.

Approved construction of the El Sauzal
project, projected to average 190,000
ounces of gold per year at a total cash cost
of $110 per ounce over a 10-year mine life.

Discovered a major gold deposit at the Marlin
project in Guatemala, nearly tripling the resource
to more than four million gold equivalent ounces.

Achieved a share price increase of 216 percent
on the New York Stock Exchange, one of the
best performances among all gold
stocks in North America.

2003 GOALS

Produce 250,000 ounces of gold at a total
cash cost of less than $170 per ounce.

Continue the successful expansion project
at the Marigold mine.

Acquire key operating permits at El Sauzal
and commence construction in the
second half of the year.

Complete the Marlin project feasibility study
and advance the permitting process.

Commence a regional Marlin exploration program.

Complete a scoping study on
the Cerro Blanco project.

Execute the growth plan for annual
production of 500,000 ounces of gold at
a total cash cost of less than $150 per ounce.

Maintain our 100 percent unhedged status.

OVERVIEW

San Martin Mine	2002

Proven and probable reserves	803,725
Total cash costs	$106
Gold production	129,435

Marigold Mine (66.7%)	2002

Proven and probable reserves	1,356,855
Total cash costs	$180
Gold production	55,550

Rand Mine	2002

Proven and probable reserves	—
Total cash costs	$247
Gold production	66,934

REVIEW OF OPERATIONS

San Martin Mine

The 100 percent-owned San Martin mine is located 55 air miles north of Tegucigalpa, the capital city of Honduras. Approximately three miles from the mine, the community of San Ignacio provides most of the labor force for the mine. Access to the property is excellent and all infrastructure requirements are available locally.

The San Martin mine was designed as a conventional open pit heap leach operation with a planned production rate of 80,000 ounces of gold per year. Subsequent optimization studies indicated that a modest capital expenditure could increase production by 50 percent and would substantially improve the economic returns of the project. Commercial production began in January 2001. In the first year, gold production of 114,216 ounces and total cash costs of $120 per ounce were significantly better than projected. In 2002, the mine again surpassed expectations with gold production of 129,435 ounces at a total cash cost of $106 per ounce.

Since it first entered commercial production, San Martin has become Glamis’ most important source of gold production and cash flow. Mining will continue in the higher grade Rosa pit throughout 2003 and into 2004 before moving to the Palo Alto pit where production is forecast to decline to about 100,000 ounces per year with a modest increase in cash costs.

Glamis plans to continue its exploration program around San Martin and will commence drilling at the nearby Minitas property when the necessary permits are secured. Current proven and probable gold reserves are slightly over 800,000 ounces of gold, sufficient for another seven years of mining.

The San Martin mine represented a very significant milestone for Glamis as its first commercial venture outside of North America. Glamis developed a carefully planned proactive program to keep federal authorities and local communities informed, and wherever possible, involved in the decision-making process during and after construction. The Company has constructed medical and dental facilities in the local community and is also working through a local foundation to fund local schools and other community projects.

San Martin Mine
Honduras
Open Pit
Workforce: 250

Marigold Mine

The Marigold mine is located 40 miles southeast of Winnemucca in the prolific Battle Mountain trend, which also hosts a number of other gold mining operations. Glamis acquired its two-thirds interest in the property in 1999 through the acquisition of Rayrock Resources Inc.

The Marigold mine is a conventional run-of-mine, open pit heap leach mine where Glamis’ operating expertise has substantially increased economic returns from the property. Although much of the year was spent preparing for the Marigold expansion phase, operating results were above expectations in 2002. Glamis’ share of Marigold gold production amounted to 55,550 ounces at a total cash cost of $180 per ounce. The mine achieved the distinction of pouring its one-millionth ounce of gold in December.

Marigold Expansion

With the discovery of additional reserves and resources at the Marigold mine, Glamis reached a decision to substantially expand the existing operations. Much of the pre-stripping for the initial expansion phase was completed in 2002, as was the

Marigold Mine
Nevada
Open Pit
Workforce: 120

transition to larger-scale mining equipment and the construction of additional leach pad capacity. This program of simplicity and productivity was completed by the end of February when the last of the large-scale mining equipment was transferred from Rand mine.

Results of the initial phase of the expansion program were evident by the fourth quarter of 2002 as Glamis’ two-thirds share of quarterly gold production rose to almost 23,000 ounces at a total cash cost of less than $140 per ounce. Once the expansion program is completed, the Company’s annual share of gold output is projected to rise to an average of 110,000 ounces annually at a total cash cost of approximately $150 per ounce. For 2003, Glamis’ two-thirds share of gold production is expected to be approximately 90,000 ounces.

Proven and probable reserves, on a 100 percent basis, currently stand at slightly more than 2 million ounces of gold. Glamis will continue its aggressive exploration program in 2003. Specifically, the Company plans to continue infill drilling in Section 30 and will follow up on encouraging results previously encountered in Sections 7 and 8. The Marigold property comprises approximately 29 square miles and Glamis believes that there are excellent opportunities for additional discoveries.

Rand Mine
California
Open Pit
Workforce: 20

Rand Mine

The Rand mine is located in the historic Randsburg mining district of California, approximately 100 miles northeast of Los Angeles and 25 miles south of the town of Ridgecrest. The mine commenced operations in 1987 and produced a total of 921,000 ounces before active mining was completed in January 2003. In 2002, production amounted to 66,934 ounces of gold. The last of the large-scale mining equipment was transferred to the Marigold mine in February of this year.

Although active mining has ceased at Rand, leaching operations will continue for the next two years concurrent with the final reclamation and rinsing of the Rand heap. Glamis expects to recover approximately 35,000 ounces of gold in 2003 and 15,000 ounces of gold in 2004.

El Sauzal Project

Glamis acquired its 100 percent interest in the El Sauzal gold property through the merger with Francisco Gold Corp. on July 16, 2002. El Sauzal is located 155 air miles southwest of Chihuahua City and approximately 40 miles northeast of the city of Choix, the nearest major population center.

Glamis is currently seeking permits to build a road and a power line from the site to Choix, connecting to Los Mochis, a port city on the Sea of Cortez in Sinaloa State. This will greatly improve road access to the project and substantially reduce travel time.

After acquiring the property, Glamis completed a feasibility study that was subsequently approved by the Board of Directors in November 2002. Mill capacity was optimized at 5,500 metric tons per day and projected annual gold production is expected to average 190,000 ounces of gold for 10 years at an estimated total cash cost of $110 per ounce. The internal rate of return of the project, based on a $300 per ounce gold price, is calculated at 25 percent.

The El Sauzal mine will be an open-pit,

conventional oxide milling project. At present, Glamis is working closely with government officials to complete the final environmental review and permitting phase along with the detailed engineering design work.

The Company expects construction to begin in the second half of 2003 with commercial production slated for the first quarter of 2005.

The timely and successful development of the El Sauzal project is a top priority for Glamis and a key step in achieving our strategic goals

El Sauzal Project Chihuahua State, Mexico Open Pit Reserves: 2.0 million ounces

El Sauzal Project - Final Pit Design

Marlin Project

Glamis also acquired the Marlin property as a result of the Francisco Gold merger. The Marlin project, comprising some 39 square miles (10,000 hectares), is located in the western highlands of Guatemala, some 30 miles southwest of the town of Huehuetenango, which is 185 miles from the capital, Guatemala City. The project’s offices are located in the nearby village of San Miguel Ixthuacan, which has available power and water. A new 12-mile power line and upgraded road access will eventually be required for commercial operations, but an adequate water supply is available nearby.

The Marlin deposit was first discovered in 1998 with subsequent work delineating a resource of 1.4 million gold equivalent ounces. Since commencing a new drilling program last summer, Glamis discovered a mineralized extension, and by the end of 2002 had increased the resource to over four million gold equivalent ounces. Mineralization is still open to the southeast and to the west.

As the drilling program progresses, Glamis is preparing an internal feasibility study that is expected to be completed in the second quarter of 2003. Based on existing

Marlin Project
Guatemala
Resource: 4.0 million gold equivalent ounces
Open pit / Underground

data, Glamis is carrying out scoping studies for a conventional milling operation that would mine more than two million gold equivalent ounces. Most of the production would be obtained by open pit methods, but the mine may also include an underground component for the deeper, higher-grade material. Metallurgical test work to date has indicated excellent recoveries of greater than 90 percent for gold and 80 percent for silver at a 200 mesh grind.

Glamis controls a large land position around the Marlin deposit. While drilling continues on the main zone and southeast extension, a new program in 2003 will test other promising mineralization known to exist in the project area. Based on information collected to date, the company is confident that additional discoveries are possible.

Marlin Project — Grade Thickness Contours

Cerro Blanco Project

Glamis’ 100 percent-owned Cerro Blanco project is located just 2.5 miles from the Pan American Highway in southeastern Guatemala. Glamis has been exploring the property since 1998. Cerro Blanco is located near the town of Asuncion Mita, a community of some 15,000 people where there is excellent infrastructure to support the project.

Initial exploration work and drill data was geared towards defining an open pit resource. However, subsequent drilling identified a number of narrower, high-grade intercepts and the Company changed the development scope to underground mining with potential operating synergies with the Marlin property.

In the second half of 2002, Glamis commenced Phase 2 of the drilling program to verify and extend previously discovered high-grade gold mineralization. A total of six holes were completed by year end. Two additional holes will be drilled later in 2003 and results will be analyzed along with the data from the initial phase of the program.

Cerro Blanco Project
Guatemala
Underground

Exploration

Glamis conducts very little greenfields exploration, preferring to focus on acquisitions along with disciplined, intensive exploration programs at and around its existing mine and project sites. Glamis is fortunate in that it controls large land packages around its existing operations, each with considerable exploration potential.

Much of the past year’s exploration efforts were focused on successfully extending the mineralization at the Marlin property in Guatemala, where it quickly became apparent that Glamis had made an important new gold discovery. As a direct result, the Company was able to increase the Marlin resource from 1.4 million to more than four million gold equivalent ounces.

Work also continued at the Marigold mine, with infill drilling as part of the expansion plan as well as drilling on Sections 7 and 8 on the property, where there are solid indications that Glamis can add to reserves in the future.

In 2003, Glamis will continue to conduct exploration at its Marigold and San Martin mines, but will give clear priority to the Marlin area in Guatemala. The goal is to drill out and extend previously discovered mineralization. Additionally, the Company will test other promising mineral occurrences in the Marlin land package, specifically the Coral and La Hamaca showings, within a mile of the Marlin discovery and the high-sulfidation La Cienega target to the east. We believe the Marlin area has the potential to become an important new gold producing district, 100 percent controlled by Glamis.

Marlin Project - Developed Exploration Targets

Environment, Health and Safety

Environmental Commitment

Glamis is very proud of its commitment to environmental excellence and of the many innovative practices that it has pioneered in reclamation, especially in arid climates. All of the Company’s projects are designed and managed to minimize environmental risk and impact. Glamis employs the latest technology at all of its mines in conformance with rigorous North American standards.

Glamis is especially pleased with the standards of environmental stewardship demonstrated at its San Martin mine in Honduras. The Company has also provided medical, social and other services to local communities and has worked closely with federal and local government agencies at all stages of the project. This same level of commitment is being applied to the design and operation of the El Sauzal project in Mexico and the Marlin project in Guatemala. Glamis recognizes that sound environmental management policies, social acceptance and community sustainability are essential to the success of our Company and our industry.

Glamis strongly believes in concurrent reclamation wherever possible and consistently carries out all reclamation and closure requirements in a timely and professional manner. This includes re-contouring the land to blend with the surrounding terrain, replacing topsoil and extensive seeding to re-establish the native flora. The Company has been widely recognized by the industry and environmental agencies with numerous awards and commendations received for its operations.

Health and Safety

Glamis is dedicated to the economic production of gold in the safest and most environmentally sound manner possible for the benefit of our employees, local communities and our shareholders. The Company continues to strive not just to minimize but to eliminate accidents in the workplace. To accomplish this objective, Glamis adheres to the following guidelines:

■	Comply with all safety rules and regulations.
■	Train and motivate all employees to work safely and responsibly.
■	Involve employees in developing safety practices and maintain the highest safety standards throughout all phases of a project.
■	Provide leadership and direction in safety as a part of all business decisions.
■	Continue to improve health and safety performance by setting new and achievable targets.
■	Make working safely a condition of employment.

Glamis is proud of its well-earned reputation for total commitment to the health and safety of its employees. Our employees have been a key factor in the Company’s success and a safe and healthy workplace is a productive one as well.

PROVEN & PROBABLE RESERVES

		Grade	Contained
As of December 31, 2002[1]	Tons	(oz/ton)	Ounces

San Martin	34,064,517	0.024	803,725
Marigold (66.7%)	52,728,764	0.026	1,356,855
El Sauzal	20,488,846	0.098	2,001,022
Cerro San Pedro[2]	27,142,500	0.029	782,800

Total[3]	134,424,627	0.037	4,944,402

Notes

1.	“Proven and probable reserves” have been calculated as of December 31, 2002 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000. Employees of Glamis Gold Ltd. under the supervision of James S. Voorhees, Vice President of Operations and Chief Operating Officer have prepared these calculations. An independent audit of these reserves has been completed. Calculations were based on an assumed long-term gold price of $300 per ounce and a silver price of $5.00 per ounce and incorporate current or expected operating costs at each mine.

2.	Cerro San Pedro is a gold equivalent reserve. On February 12, 2003, Glamis sold its 50 percent interest in Cerro San Pedro to Metallica Resources Inc.

3.	No portion of the Marlin mineral resource has yet been included in the proven and probable reserves pending completion of an internal feasibility study expected in the second quarter of 2003.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

This management’s discussion and analysis of the financial results of the Company’s operations for the years 2000 through 2002 should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto (the “financial statements”) which form a part of this report. This financial information, which is expressed in United States dollars unless otherwise stated, was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 16 of the financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles.

The following discussion contains statements that are not historical facts, and by their nature are considered “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See also “Forward Looking Statements” at the end of this discussion.

OVERVIEW

There were several highlights for the Company during 2002. Production increased to 251,919 ounces of gold from 230,065 ounces in 2001. The continued emphasis on cost-effective production paid increased benefits as the average London Bullion Market price for gold rose to $310 per ounce from $271 per ounce in 2001 and from $279 per ounce in 2000. The Company’s already-profitable mines and unhedged production were well positioned to take advantage of the higher gold price. The San Martin Mine increased production and reduced costs and was the single most important factor in lowering the Company’s average total cash cost of production to $160 per ounce of gold from $172 per ounce in 2001 and from $222 per ounce in 2000.

The Company continues to look for ways to expand with low-cost production through both acquisition and exploration. On July 16, 2002, the Company completed the acquisition, by way of a plan of arrangement, of Francisco Gold Corp. (“Francisco”), a Canadian public company. Francisco’s principal assets were the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala. The Company issued 25.8 million common shares to the shareholders of Francisco under the terms of the plan of arrangement and issued 1.7 million stock options to directors, officers and employees of Francisco in exchange for their existing Francisco stock options. The Company has accounted for this acquisition using the purchase method.

In November 2002, the Company raised $111.6 million in a successful common share offering. The Company intends to use the proceeds for development and construction at the El Sauzal project in Mexico and the Marlin project in Guatemala.

Subsequent to December 31, 2002, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of up to $18.0 million and a net smelter return royalty of up to 2%, depending on the price of gold. The Cerro San Pedro Project is the most advanced of the properties acquired during the acquisition of Cambior de Mexico S.A. de C.V. (“Cambior de Mexico”) in May 2000. The Company purchased 100% of the issued and outstanding shares of Cambior de Mexico from Cambior Inc. for $7.5 million. Cambior de Mexico was subsequently renamed Glamis de Mexico, S.A. de C.V. (“Glamis de Mexico”). Glamis de Mexico has interests in a number of mineral properties in Mexico.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Summary

The Company continued its profitable performance in 2002 with net earnings of $13.7 million, or $0.14 per share. For 2001, the Company had net earnings of $4.8 million ($0.07 per share) as compared to the 2000 loss of $48.7 million ($0.70 per share), including write-downs of $41.9 million ($0.60 per share).

All of the Company’s mining operations were profitable in 2002 and generated earnings of $20.4 million, compared to $9.9 million in 2001 and a loss before write-downs of $0.7 million in 2000. The 9% increase in the ounces of gold produced and sold and a 15% increase in the realized price of gold were the primary reasons behind the increase.

The Company continues to generate positive cash flows from operations. Cash flows from operations (before changes in non-cash working capital and reclamation expenditures) grew to $33.8 million for 2002 from $18.5 million in 2001 and $6.6 million in 2000. The Company’s working capital was $169.1 million at December 31, 2002, including cash and equivalents of $160.0 million. This compares to working capital of $53.4 million and cash of $45.9 million at December 31, 2001. The Company spent $25.0 million in capital expenditures for mine development and plant and equipment and $7.5 million in costs related to the Francisco acquisition. Exploration expense was $3.2 million in 2002. All expenditures were from internally-generated funds. Capital expenditures and exploration expenses in 2003 are budgeted at $51.5 million.

Gold Production

The Company produced 251,919 ounces of gold from three mines during 2002, as compared to 230,065 ounces of gold in 2001 from the same three mines. In 2000, the Company produced 218,390 ounces of gold from five mines. Although the number of mines has decreased, the production at the San Martin Mine has more than offset the closures at the Dee, Daisy and Picacho mines.

Following is a discussion of the Company’s gold production during 2002:

San Martin Mine

The mine began commercial production in January 2001 and produced 114,216 ounces of gold during 2001 at a total cash cost per ounce of $120. During 2002, the mine increased production to 129,435 ounces of gold, at a total cash cost per ounce of $106. San Martin is budgeted to produce 125,000 ounces of gold in 2003, as mining in the Rosa pit declines and development and mining of the Palo Alto pit accelerates.

Marigold Mine (66.7% Glamis-owned)

The Company is the operator at the Marigold Mine, a joint venture operation with Barrick Gold Corporation. Marigold had another successful year with production for the Company’s account of 55,550 ounces of gold at a total cash cost per ounce of $180 per ounce of gold. Marigold produced 56,525 ounces of gold for the Company’s account in 2001 at a total cash cost per ounce of $179. Production during the first nine months of 2002 was only 32,672 ounces of gold as the planned stripping campaign impacted production. In the fourth quarter of 2002, the mine produced 22,878 ounces of gold, putting the mine on track for planned production of 90,000 ounces of gold for the Company’s account in 2003.

Rand Mine

Production in 2002 from the Rand Mine increased to 66,934 ounces of gold at a total cash cost per ounce of $247 from 59,324 ounces at a total cash cost per ounce of $265 for 2001. Rand is expected to finish mining in early 2003, although gold is planned to be produced through 2005, as the mine is reclaimed. Rand’s planned production in 2003 is approximately 35,000 ounces of gold.

PROJECTS

El Sauzal Project, Chihuahua, Mexico

The Company acquired the El Sauzal Project through the acquisition of Francisco in July 2002. El Sauzal is located in the southwest part of Chihuahua state. The project is comprised of seven exploration concessions of approximately 40 square miles which are 100%-owned by the Company. A feasibility study on the project was completed prior to closing of the Francisco acquisition. Based on that study, and subsequent work performed by the Company, a $100 million capital project has been planned. Engineering is underway and construction is expected to continue through 2004.

Marlin Project, Guatemala

The Marlin Project was also acquired as part of the Francisco acquisition. This project consists of one exploration concession of approximately 39 square miles in western Guatemala near Huehuetenango. Since acquisition, the Company has been aggressively exploring the Marlin Main Zone and the Southeast extension and has expanded the mineral resource from 1.5 million gold-

equivalent ounces to over 4 million gold-equivalent ounces. Additional drilling and an economic assessment are planned for 2003.

Cerro San Pedro Project, San Luis Potosi, Mexico

The Company continued to move the project toward development, expending $0.4 million on various development and holding costs. As noted in the overview, subsequent to December 31, 2002, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica for proceeds of up to $18.0 million and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, and is to receive $5.0 million in August 2003, $6.0 million in February 2004, $2.5 million on commencement of commercial production and $2.5 million twelve months from the commencement of commercial production. With respect to the August 2003 payment, the agreement provides that should Metallica fail to make that payment when due, Metallica would return the 50% interest in the project acquired to the Company, plus an additional 1% interest in the project and Metallica agrees to amend certain terms of the existing shareholders agreement reflecting the 51% interest that would be held by the Company. The Company would retain the $2.0 million initial payment. With respect to the February 2004 payment, the agreement provides Metallica with the option to make that payment with common shares of Metallica.

Cerro Blanco Project, Guatemala

Two phases of drilling were undertaken on the Cerro Blanco deposit during 2002 at a cost of $1.5 million. Results during the first-phase drilling on the main Cerro Blanco zone yielded high-grade gold intercepts at depth. A second phase of drilling was planned for late in the year and as of December 31, 2002 six of the eight planned holes had been completed. Analysis of the results is not yet complete.

Imperial Project, California

In connection with the recommenced permitting process for the Imperial Project, the Bureau of Land Management (“BLM”) completed a validity examination of the unpatented mining claims comprising the project, and concluded that the mining claims are valid. At this time, the Company does not know how long it may take for the BLM to complete the permitting process and issue a new Record of Decision.

Opposition to the Imperial Project by the local Quechan Tribe of Indians continues, and legislative and regulatory efforts have been commenced in the State of California to attempt to delay or stop the project. The Company believes that it is legally entitled to approval of its plan of operations for the development and operation of the project. However, in light of such opposition, the Company has discussed with the BLM the possibility of the BLM purchasing the Company’s mining claims at fair market value. No definitive response to this suggestion has been received from the BLM, and the Company cannot predict whether a purchase of the mining claims comprising the Imperial Project is a viable alternative and, if so, when or at what price such a transaction might be completed. In the absence of such a resolution, the Company intends to continue to pursue approval of its plan of operations.

RECLAMATION ACTIVITIES

The Company continues with reclamation and closure activities at the Dee and Daisy mines. The Picacho Mine was closed and returned to the owner at the end of March 2002; Daisy is expected to be completed early in 2003. The Company spent $2.5 million on reclamation activities during 2002, $2.6 million in 2001 and $1.4 million in 2000. The Company plans to spend approximately $2.4 million in 2003 on site closure and reclamation, primarily at the Rand and Dee mines.

REVENUES

Revenues from production increased solidly to $80.8 million for the year ended December 31, 2002 from $64.3 million for the year ended December 31, 2001 and $61.6 million for the year ended December 31, 2000. The increase is a result of a 9% increase in the number of ounces produced and sold as well as a significantly stronger gold price. The Company realized $313 per ounce of gold sold in 2002, compared to $272 per ounce in 2001 and $280 per ounce in 2000.

COST OF PRODUCTION

The Company’s total cash cost of production includes mining, processing, direct mine overhead costs and royalties, and excludes selling, general and administrative costs at the corporate level, depreciation and depletion costs and end-of-mine reclamation accruals. Total production costs include depreciation and depletion and end-of-mine reclamation accruals. The difference between cost of sales and cost of production is the difference in the cost of the any additional ounces sold out of inventory during the year. The number of gold ounces produced in 2002 was 251,919 compared to the number of ounces of gold actually sold of 257,759. There is no significant difference in the total cash cost per ounce of production and total cash cost per ounce sold.

The Company’s cost of sales for the year ended December 31, 2002 was $41.1 million, and for the year ended December 31, 2001 was $40.5 million, both years representing significant reductions from $47.9 million for the year ended December 31, 2000. These costs continue to reflect the impact of over 50% of the production coming from the low-cost San Martin Mine as well as improved performance at the Marigold Mine.

The average total cash cost per ounce of gold decreased to $160 per ounce of gold from $172 in 2001 and $222 in 2000. In 2002, the average total cost of production per ounce of gold averaged $236 per ounce, up from $216 per ounce in 2001, as development costs at San Martin and Marigold were amortized. The average total cost of production in 2000 was $288 per ounce of gold.

OTHER INCOME AND EXPENSES

Depreciation and depletion charges totaled $17.9 million during 2002 compared to $12.7 million during 2001 and $13.6 million in 2000. Changes in the depreciation and depletion expense are attributable to changes in the reserve base as well as production levels, as many charges are made on a “unit-of-production” basis. Both San Martin and Marigold had increased depreciation and depletion charges as a result of increased development activities.

The Company expended $3.2 million on exploration in 2002 as well as $2.9 million on exploration at the Marlin Project that was accounted for as part of the Francisco acquisition. These exploration expenditures included $0.4 million on the Marigold property, an additional $0.5 million on the Marlin Project, $1.5 million at the Cerro Blanco Project, $0.4 million on various projects in Honduras, and $0.4 million in total on various other properties in North America and Central America. Exploration expense was $1.7 million during 2001. Of that, $0.5 million was incurred in the U.S. and $1.1 million was divided between projects in Mexico, Guatemala, Panama and El Salvador. Exploration expense in the year ended December 31, 2000 was $2.9 million. Year 2000 exploration focused on the Marigold property in the U.S. ($0.9 million), other U.S. projects ($0.6 million), the Cerro Blanco Project in Guatemala ($0.6 million) and the Glamis de Mexico projects ($0.4 million).

General and administrative expenses increased slightly in 2002 to $4.6 million from $4.4 million in 2001, both lower than the $5.2 million incurred in 2000. Increased expenses to relocate and increase staff and start-up costs at the new development projects accounted for the increase.

The Company had no write-downs of properties during 2002, and in 2001 recognized a recovery of $1.3 million relating to over-accruals of reclamation and site closure liabilities on properties no longer in production. The Company incurred write-downs of $46.0 million during 2000 ($41.9 million net of tax). The major producing property items in 2000 included the third quarter write-off for closure of the Dee Mine ($4.3 million), the fourth quarter write-down of the Marigold mill complex (the Company’s portion equaling $1.0 million) and the write-down in the carrying value of the Rand Mine ($16.3 million) due to revaluation of the reserves at a $275 per ounce gold price. On non-producing properties, the carrying value of a crusher acquired as part of the Cerro San Pedro Project was reduced by $1.3 million to its estimated market value of $1.2 million. In addition the $8.0 million carrying value of the Cerro Blanco Project in Guatemala was written off. Finally, based upon the Department of the Interior’s decision in January 2001 to deny the permits for the Imperial Project, the Company wrote off its investment of $14.3 million as at December 31, 2000. Other miscellaneous properties totaling $0.8 million were also written off.

The amount of interest and other income recognized by the Company increased to $2.3 million in 2002 from $1.1 million in 2001 and from $2.0 million in 2000. In 2002, interest income was $0.9 million, foreign exchange gains were $0.8 million and other income was $0.6 million. Other income consisted of gains on sales of investments of $0.5 million, miscellaneous income of $0.7 million and a loss on asset disposal of $0.6 million. The 2001 amount includes interest and miscellaneous other income of $1.4 million and gains on disposals of assets of $0.5 million which was offset by a payment of $0.8 million on share appreciation rights made to a former Rayrock officer. In 2000, interest and other income was $2.5 million, primarily from interest on cash balances, reduced by a loss on sale of assets of $0.3 million and a foreign exchange loss of $0.2 million.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital and Cash Flow

The Company’s working capital position improved significantly at December 31, 2002 to $169.1 million from $53.4 million at December 31, 2001. The largest amount of the increase came from the common share offering in November 2002, which netted the Company $111.6 million in cash, and the balance from strong cash flows from the operating units net of capital expenditures. Working capital was $18.2 million at December 31, 2000. The 2001 increase included the results of a common share offering in October 2001 that netted the Company $33.2 million.

Cash flow from operations (before changes in non-cash working capital and reclamation expenditures) was $33.8 million in 2002, compared to $18.5 million in 2001 and $6.6 million in 2000. The year-on-year increases were due to the higher gold price and reduced cash costs of production. Net cash provided by operating activities, which includes the non-cash adjustments and cash expenditures on the reclamation properties, also increased to $28.3 million in 2002 compared to $11.8 million in 2001 and $4.0 million in 2000.

Long-term liabilities at December 31, 2002 consisted of reserves for reclamation of $6.9 million, a reduction from the $8.4 million at December 31, 2001, and the $11.0 million at December 31, 2000. The reduction is due to significant expenditures since 2000 on site closure and reclamation (totaling $6.5 million over three years). The liability for future income tax was $70.4 million as at December 31, 2002 ($9.4 million at December 31, 2001). This consists of approximately $60.0 million recorded in connection with the purchase price of Francisco. The balance consists primarily of amounts recorded in connection with the purchase of the San Martin property as well as the result of tax-effecting the earnings from San Martin.

Capital Resources

In November 2002, the Company sold 13.9 million common shares in a public offering, including exercise of the underwriters over-allotment option, at a price of Cdn$13.15 per share, less a commission of Cdn$7.3 million resulting in proceeds to the Company of Cdn$175.7 million (US$111.6 million). Transaction costs associated with the offering were $1.1 million.

On July 16, 2002, the Company completed the acquisition by way of a plan of arrangement of Francisco. Francisco’s principal assets were the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala. The Company issued 25.8 million common shares valued at $124.5 million to the shareholders of Francisco under the terms of the plan of arrangement and issued 1,674,000 stock options to directors, officers and employees of Francisco exercisable at prices between Cdn$3.07 and Cdn$4.04 per share in exchange for their existing Francisco stock options.

There were no acquisitions in 2001 or 2000 where shares of the Company were issued (the acquisition of Cambior de Mexico was entirely in cash). However, in consideration for advisory services rendered to the Company in connection with the acquisition of Cambior de Mexico, the Company granted to its investment advisor warrants to purchase up to 300,000 shares of the Company’s common shares at an exercise price of U.S. $2.00 per share, all of which were exercised in 2002.

No dividends are planned to be declared or paid in 2003 due to the losses incurred in prior years. No dividends were paid or declared in 2002, 2001 or 2000.

In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional funding could be obtained under favorable financial terms. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.

Capital Expenditures

The Company’s capital expenditures increased to $32.5 million during 2002, from $14.8 million in 2001, due primarily to the expansion at Marigold and the Francisco acquisition. Expenditures in 2001 focused on expansion at Marigold and San Martin. The largest use of funds in 2000 ($47.6 million) was for the construction of the San Martin Mine, followed by the purchase of Cambior de Mexico.

Major capital expenditures during the fiscal year 2002 were as follows:

(in millions)
Marigold Mine development and purchase of equipment	$17.6
Acquisition costs of Francisco	7.5
San Martin Mine development and purchase of equipment	4.2
El Sauzal Project development and purchase of equipment	1.9
Marlin Project, purchase of equipment	0.7
Cerro San Pedro (Glamis de Mexico) development	0.4
Other	0.2

$32.5

Included in the above were $0.8 million of exploration expenditures that were capitalized relating to expanded reserves at Marigold. Capital expenditures and funds for exploration in 2003 are estimated to be approximately $51.5 million. The primary capital expenditures are expected to be for development of the El Sauzal Project ($30.0 million), equipment purchases and development for the Marigold Mine expansion ($10.6 million), development at the Marlin Project ($4.9 million), and leach pad expansion and development at the San Martin Mine ($2.7 million). Exploration is planned primarily at the Marlin Project and Marigold, with additional work in Honduras and Guatemala. The Company believes that estimated cash flows from operations and current cash reserves will be sufficient to fund these anticipated expenditures.

HEDGING

At December 31, 2002 and at December 31, 2001, the Company had no ounces hedged. At December 31, 2000, the Company had no ounces sold forward, had sold 62,000 ounces of gold call options for 2001 at an average strike price of $294 per ounce, and owned no put options. At December 31, 2000, the fair value in respect of these call options was not significant.

ENVIRONMENTAL, REGULATORY AND OTHER RISK FACTORS

Reclamation and Environmental

The Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts are conducted in accordance with detailed plans that have been reviewed and approved by the appropriate regulatory agencies. Whenever feasible, reclamation is conducted concurrently with mining operations.

Standard leaching techniques have been designed to comply with environmental requirements imposed by regulatory authorities. Due to the impervious qualities of the heap leach pad and the closed nature of the leaching system, the Company believes that its mining operations have no materially adverse effect on the environment. However, the Company cannot guarantee that such will not occur.

Tailings impoundments have been constructed at the Company’s Dee and Marigold mines. Milling operations have been suspended indefinitely at the Marigold Mine and significant work was performed in 2002 to reclaim the tailings impoundment. The work is expected to be completed during the first half of 2003. At the Dee Mine, milling operations were completed early in 2001 and reclamation of the tailings impoundment commenced. Tailings impoundments pose certain risks to the environment including the potential for groundwater contamination and wildlife mortalities. The Company operates all of its tailings facilities in substantial compliance with applicable rules and regulations. Tailings facilities will be reclaimed in accordance with state-approved reclamation plans.

Though the Company believes that its mining operations are in material compliance with all present health, safety and environmental rules and regulations, there is always some uncertainty associated with such due to the complexity and application of such rules and regulations. The Company does not anticipate that the cost of compliance with existing environmental laws and regulations will have a material impact on its earnings in

COMMITMENTS AND CONTINGENCIES

In the course of its normal business, the Company incurs various contractual commitments and contingent liabilities. These are illustrated in the table below: (amounts in millions of U.S. dollars)

Contractual Obligations	Less than one year	1 – 3 years	3 – 5 years	More than 5 years	Total
Operating leases	$0.6	$0.3	—	$0.1	$1.0
Minimum royalty payments	$0.7	$1.4	$0.8	$2.4	$5.3
Construction and equipment purchase contracts	$9.9				$9.9

Contingencies	Less than one year	1 – 3 years	3 – 5 years	More than 5 years	Total
Future site closure and reclamation costs(1)	$2.4	$2.2	$0.6	$11.9	$17.1

(1)	In the Company’s financial statements, $2.4 million of these obligations are included in accrued liabilities and $6.9 million in long-term liabilities. The Company has $8.2 million in certificates of deposit as collateral backing these obligations.

the foreseeable future. However, possible future health, safety and environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company made no material capital expenditures for environmental control facilities during 2002, 2001 and 2000, except for expenditures for the leach pad construction at San Martin and Marigold mines. The Company estimates that it will make no material capital expenditures in this area during the year ending December 31, 2003, other than monitoring systems incorporated into leach pad construction and expansion programs. At the corporate level, an Environmental Policy has been established to assure measurable standards for internal environmental audits for review by the Audit and Environment Committee of the Board of Directors. The Committee has been active and is satisfied the Company is complying with regulatory parameters.

As of December 31, 2002, the Company had in place $7.1 million in letters of credit ($5.0 million at December 31, 2001) backed by certificates of deposit and $3.8 million in reclamation bonds ($4.3 million at December 31, 2001) issued as security for future reclamation costs.

Legal and Regulatory

Legislation has been introduced in prior sessions of the U.S. Congress to make significant revisions to the U.S. General Mining Law of 1872 that would affect the Company’s unpatented mining claims on federal lands, including a royalty on gold production. It cannot be predicted whether any of these proposals will become law. Any levy of the type proposed would only apply to unpatented federal lands and accordingly could adversely affect the profitability of portions of the gold production from the Marigold mine, and all production from the Imperial Project if it were to be developed.

In the last days of the Clinton administration, several regulatory initiatives were issued which could adversely affect the future development of minerals on public lands in the United States. These included new Surface Management Rules which govern BLM’s approval process for mineral development (known as the “3809” rules), a Solicitor’s opinion on the use of mill sites and mining claims for activities ancillary to mining, and various BLM Instructional Memoranda relating to the same. Many of these new initiatives are the subject of various legal challenges and have been or are being reviewed by the new federal administration. In particular, the new 3809 rules have been re-proposed with certain changes that would have less of an adverse impact on new mining development in the United States. It is uncertain how these initiatives will ultimately be finalized. The Company does not believe that they would adversely impact any of the Company’s current mining operations. However, they could adversely impact the Company’s ability to gain the necessary approvals to develop new mineral resources on public lands in the United States, including the expansion at the Marigold Mine.

Other Risk Factors

The Company’s mineral development and mining activities and profitability are subject to significant risks due to numerous factors outside of its control including, but not limited to, the price of gold, changes in the regulatory environment, various foreign exchange fluctuations and risks inherent in mining. Refer to the Company’s Annual Information Form for additional discussions of risk factors.

Because the Company has no production hedged, any sustained change in the price of gold over or under current levels will appreciably affect the Company’s general liquidity position and could substantially increase or decrease revenues, earnings and cash flow.

Acquisition of title to mineral properties in all jurisdictions where the Company operates is a very detailed and time-consuming process. Certain of the Company’s properties have not been surveyed and therefore in accordance with the laws of the jurisdiction in which the properties are located, their existence and area could be in doubt. Although the Company has investigated title to all of its mineral properties, the Company cannot give any assurance that title to such properties will not be challenged or impugned. In addition, portions of the Company’s mineral reserves lie within unpatented mining claims in the United States. There is a risk that any of the Company’s unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to any mineral reserves contained within those mining claims.

The Company prepares estimates of future gold production for its various operations. The Company’s production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, assumptions pertaining to ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all off the Company’s future cash flows, profitability, results of operations and financial condition.

The Company’s published figures for both mineral reserves and mineral resources are only estimates. The estimating of mineral reserves and mineral resources is a subjective process which depends in part on the quality of available data and the assumptions used and judgments made in interpreting such data. There is significant uncertainty in any reserve or resource estimate such that the actual deposits encountered and the economic viability of mining the deposits may differ materially from the Company’s estimates.

Gold exploration is highly speculative in nature. Success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. Due to these and other factors, no assurance can be given that the Company’s exploration programs will result in the discovery of new mineral reserves or resources.

The Company conducts mining, development and exploration activities in countries other than Canada and the United States. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries, which include, among others, invalidation of governmental orders or permits, corruption, uncertain political and economic environments, terrorist actions, arbitrary changes in laws or policies, the opposition of mining from environmental or other non-governmental organizations and limitations on foreign ownership or the export of gold. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, any or all of which could have a material and adverse effect on the Company’s profitability or the viability of its foreign operations.

The Company’s mining operations are subject to health, safety and environmental legislation and regulations, changes in which could cause additional expenses, capital expenditures, restrictions and delays in the Company’s activities, the extent of which cannot be predicted.

The Company also invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, the Company believes that any impact of an interest rate change would not be material.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 to its consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and amortization of property, plant and equipment and mine development costs, and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities.

The Company records the cost of mining ore stacked on its leach pads as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work- in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s property, plant and equipment and mine development costs are depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment and mine development costs. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its property, plant and equipment and mine development costs which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. These costs are accrued on a unit-of-production basis as gold is recovered and sold, based on the estimated amount of mineral reserves expected to be recovered from each location, with the aggregate amount accrued being reflected as a liability on the Company’s consolidated balance sheet. If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to increase the reserve for site closure and reclamation costs, increase the amount of future reclamation expense per ounce, or both, all of which would reduce the Company’s earnings and net assets.

CONTROLS AND PROCEDURES

Within the 90 day period prior to the filing of this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Subsequent to the date of their evaluation, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed above in the section entitled “Environmental, Regulatory and Other Risk Factors”. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Management’s Responsibility

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

[Signed]	[Signed]
C. Kevin McArthur	Cheryl S. Maher
President & Chief Executive Officer	Vice President Finance, Chief Financial Officer
February 6, 2003	February 6, 2003

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Glamis Gold Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving effect to the change in the method of accounting for stock-based compensation as explained in note 2(i) to the financial statements, on a consistent basis.

KPMG LLP [Signed]

Chartered Accountants
Vancouver, Canada
February 6, 2003

Consolidated Balance Sheets
(Expressed in millions of United States dollars)

	December 31,

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$160.0	$45.9
Accounts and interest receivable	2.1	1.1
Taxes recoverable	1.1	0.6
Inventories (note 4)	16.6	12.7
Prepaid expenses and other	0.7	0.6

	180.5	60.9
Property, plant and equipment and mine development costs (note 5)	285.0	81.0
Other assets (note 6)	9.0	6.8

	$474.5	$148.7

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$8.3	$5.5
Site closure and reclamation costs, current (notes 6 & 7)	2.4	2.0
Taxes payable	0.7	—

	11.4	7.5
Reserve for site closure and reclamation costs (notes 6 and 7)	6.9	8.4
Future income taxes (note 11)	70.4	9.4

	88.7	25.3
Shareholders’ equity:
Share capital (note 8):
Authorized:
200,000,000 common shares without par value 5,000,000 preferred shares, CDN$10 par value, issuable in Series
Issued and fully paid:
125,978,115 (2001 - 83,283,462) common shares	437.6	194.8
Contributed surplus	6.0	0.1
Deficit	(57.8)	(71.5)

	385.8	123.4

	$474.5	$148.7

Commitments and contingencies (notes 5, 6, 7, 13 and 15)
Subsequent event (note 5(b))

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

C. Kevin McArthur [Signed]	A. Dan Rovig [Signed]

Director	Director

Consolidated Statements of Operations
(Expressed in millions of United States dollars, except per share amounts)

	Years ended December 31,

	2002	2001	2000

Revenue	$80.8	$64.3	$61.6
Costs and expenses:
Cost of sales	41.1	40.5	47.9
Depreciation and depletion	17.9	12.7	13.6
Site closure and reclamation	1.4	1.2	0.8
Exploration	3.2	1.7	2.9
General and administrative	4.6	4.4	5.2
Write-down (recovery) of properties (note 9)	—	(1.3)	46.0

	68.2	59.2	116.4

Earnings (loss) from operations	12.6	5.1	(54.8)
Interest and other income (note 10)	2.3	1.1	2.0

Earnings (loss) before income taxes	14.9	6.2	(52.8)
Provision for (recovery of) income taxes (note 11):
Current	0.4	0.3	—
Future	0.8	1.1	(4.1)

	1.2	1.4	(4.1)

Net earnings (loss) for the year	$13.7	$4.8	$(48.7)

Earnings (loss) per share:
Basic	$0.14	$0.07	$(0.70)
Diluted	0.14	0.07	(0.70)
Weighted average common shares outstanding:
Basic	98,823,366	73,585,155	70,008,059
Diluted	100,390,248	74,374,926	70,008,059

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit
(Expressed in millions of United States dollars)

	Years ended December 31,

	2002	2001	2000

Deficit, beginning of year	$(71.5)	$(76.3)	$(27.6)
Net earnings (loss) for the year	13.7	4.8	(48.7)

Deficit, end of year	$(57.8)	$(71.5)	$(76.3)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(Expressed in millions of United States dollars)

	Years ended December 31,

	2002	2001	2000

Cash flows from operating activities:
Net earnings (loss) for the year	$13.7	$4.8	$(48.7)
Non-cash items:
Depreciation and depletion	17.9	12.7	13.6
Reserve for site closure and reclamation costs	1.4	1.2	0.8
Write-down (recovery) of properties	—	(1.3)	44.6
Future income taxes	0.8	1.1	(4.1)
Other	—	—	0.3

	33.8	18.5	6.6
Changes in non-cash operating working capital:
Accounts receivable	(1.0)	(0.4)	0.2
Taxes recoverable/payable	(0.2)	0.3	(0.7)
Inventories	(4.3)	(0.7)	(1.7)
Prepaid expenses	0.1	(0.3)	0.1
Accounts payable and accrued liabilities	2.4	(3.0)	0.9
Site closure and reclamation expenditures	(2.5)	(2.6)	(1.4)

Net cash provided by operating activities	28.3	11.8	4.0
Cash flows from (used in) investing activities:
Business acquisitions, net of cash acquired (note 3)	(6.1)	—	(7.1)
Purchase of property, plant and equipment, net of disposals	(16.2)	(5.2)	(18.7)
Mineral property acquisition and mine development costs	(8.5)	(9.3)	(19.9)
Proceeds from sale of investments	0.5	0.1	—
Purchase of other assets	(2.2)	(0.6)	—

Cash used in investing activities	(32.5)	(15.0)	(46.3)
Cash flows from financing activities:
Proceeds from issuance of common shares	118.3	35.8	0.3

Cash provided by financing activities	118.3	35.8	0.3

Increase (decrease) in cash and cash equivalents	114.1	32.6	(41.9)
Cash and cash equivalents, beginning of year	45.9	13.3	55.2

Cash and cash equivalents, end of year	$160.0	$45.9	$13.3

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
Interest	$(0.9)	$(0.7)	$(1.7)
Taxes	0.7	(0.4)	(0.7)

Non-cash financing and investing activities (notes 3(a) and 12)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2002, 2001 and 2000

1.	Nature of operations:

The Company and its wholly owned subsidiaries are engaged in the exploration, development and extraction of precious metals principally in the States of California and Nevada in the United States of America, and in Honduras, Mexico and Guatemala.

2.	Significant accounting policies:

(a)	Generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with those generally accepted in the United States, except as explained in note 16.

(b)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries and its proportionate share of the accounts of joint ventures in which the Company has an interest. All material intercompany transactions and balances have been eliminated.

Investments in other companies are carried at cost less provisions for impairment in value.

(c)	Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

(d)	Inventories:

(i)	Finished goods inventory is metals available for sale and is stated at the lower of cost or net realizable value.

(ii)	Work-in-progress inventory, which is ore on leach pads, is valued at the lower of average production cost or net realizable value. Production costs relate to the cost of placing the ore on the leach pad and include direct mining, crushing, agglomerating and conveying costs, as applicable, for the different mine operations. These costs are charged to operations and included in cost of sales on the basis of ounces of gold recovered. Based upon actual gold recoveries and operating plans, the Company continuously evaluates and refines estimates used in determining the costs charged to operations and the carrying value of costs associated with the ore on the leach pads.

(iii)	Supplies and spare parts inventory is stated at the lower of cost, using the first-in, first-out method, or replacement cost.

(e)	Property, plant and equipment:

Property, plant and equipment is stated at cost less accumulated depreciation. Leach pads are depreciated on a unit-of-production basis over estimated recoverable reserves expected to be processed from the leach pad. Certain mining equipment is depreciated based on hours used over their estimated useful lives. All other asset categories are depreciated using the straight-line method over their estimated useful lives. Estimated useful lives for mining equipment and major asset categories range from three to ten years. Replacements and major improvements are capitalized.

(f)	Mine development costs:

(i)	Property acquisition and mine development costs are recorded at cost and amortized by the unit-of-production method based on recoverable proven and probable reserves. Pre-production expenditures and revenues are capitalized until the commencement of commercial production. If it is determined that the deferred costs related to a property are not recoverable over its productive life, the unrecoverable portion is charged to operations in the period such determination is made.

(ii)	Mine development costs for current production are charged to operations as incurred. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are deferred and then amortized on a unit-of-production basis. General and administrative costs are expensed as incurred.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2002, 2001 and 2000

(iii)	Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred. Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred. If a project is abandoned or it is determined that the deferred costs may not be recovered based on current economics or permitting considerations, the accumulated project costs are charged to operations in the period in which the determination is made.

(g)	Site closure and reclamation costs:

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Company. A reserve for future site closure and mine reclamation costs has been established based upon the estimated costs to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties are accrued using the unit-of-production method. The effect of increases or decreases in estimated future costs resulting from amendments to reclamation standards by the regulatory authorities, changes to the extent of remediation required, experience gained by the Company and others on similar properties, or other factors, are reflected in earnings from properties currently in production, prospectively, commencing in the period the estimate is revised.

(h)	Revenue recognition:

Revenue is recognized when metal is delivered and title passes. Costs incurred or premium income received on forward sales or options contracts are recognized in revenue when the contracts expire or production is delivered. Changes in the fair value of the related asset or liability are recognized in earnings.

(i)	Stock-based compensation:

The Company has a stock option plan and a stock-based management incentive plan, both of which are described in note 8(b). Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants’ new handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value method. The adoption of this new standard has resulted in no changes to amounts previously reported.

Prior to adoption of the new recommendations, no compensation expense was recorded for the Company’s stock-based plans when the options or incentives are granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital. Any compensation liability under the stock-based management incentive plan is accrued as compensation expense.

(j)	Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(k)	Earnings per share:

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding for the year. Diluted earnings per share is calculated using the treasury stock method.

(l)	Translation of foreign currencies:

The Company’s Canadian operations and Honduran operations, starting from the commencement of commercial production in January 2001, are considered self-sustaining operations and, accordingly, the Company uses the current rate method to translate the accounts of these operations to United States dollars as follows:

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2002, 2001 and 2000

(i)	Assets and liabilities at the rate of exchange in effect at the end of the period;

(ii)	Revenues and expenses at the average exchange rate during the period; and

(iii)	Material exchange gains and losses arising from translation are deferred and included as a separate component of shareholders’ equity.

The Company’s subsidiaries and joint ventures outside of the United States with non-producing properties are treated as integrated operations and the related accounts are translated into United States dollars using the temporal method as follows:

(i)	Revenues and expenses at the average exchange rate during the period;

(ii)	Monetary items at the rate of exchange in effect at the end of the period;

(iii)	Non-monetary items at historical exchange rates; and

(iv)	Exchange gains and losses arising from translation are included in the determination of net earnings (loss) for the period.

(m)	Estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of assets, useful lives for depreciation, depletion and amortization, measurement of work-in-process and finished goods inventories and valuation allowances for future tax assets. Actual results could differ from those estimates.

(n)	Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted for the current year.

3.	Business acquisitions:

(a)	Francisco Gold Corp.:

On July 16, 2002, the Company completed the acquisition, by way of a plan of arrangement, of Francisco Gold Corp. (“Francisco”), a Canadian public company. Francisco’s principal assets are the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala.

Under the plan of arrangement, each issued Francisco share was exchanged for 1.55 common shares of the Company and one share in Chesapeake Gold Corp. (“Chesapeake”), a new exploration company formed by Francisco. In addition, prior to completion of the closing of the transaction, Francisco transferred to Chesapeake cash of CDN$1.50 per share for each issued share of Francisco (CDN$25.0 million), certain early stage Nicaraguan exploration assets and a 2% net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company retained a right to acquire a 5% stake in Chesapeake (based on its initial capitalization) through a three year share purchase warrant.

The Company issued 25.8 million common shares to the shareholders of Francisco under the terms of the plan of arrangement and issued 1,674,000 stock options to directors, officers and employees of Francisco exercisable at prices between CDN$3.07 and CDN$4.04 per share in exchange for their existing Francisco stock options. The Company has accounted for this acquisition using the purchase method, as follows:

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2002, 2001 and 2000

(a)	Francisco Gold Corp.:

Net assets acquired, at fair value:
Cash and cash equivalents	$1.4
Other current assets	0.2
Mineral properties	197.1

198.7
Accounts payable and accrued liabilities	(0.8)
Future income taxes	(60.0)

$137.9

Consideration given:
Issuance of 25,843,808 common shares of the Company	$124.5
Issuance of stock options	5.9
Transaction costs	7.5

$137.9

(b)	Cambior de Mexico S.A. de C.V.:

Effective May 9, 2000, the Company acquired 100% of the issued and outstanding shares of Cambior de Mexico S.A. de C.V. (“Cambior de Mexico”) from Cambior Inc., a Canadian public company, for $7.2 million in cash. Cambior de Mexico was subsequently renamed Glamis de Mexico, S.A. de C.V. Cambior de Mexico’s principal asset was the right to acquire a 50% interest in the Cerro San Pedro Project in the State of San Luis Potosi in Mexico (note 5(b)(iii)), as well as interests in a number of other properties in Mexico. The Company also acquired a crusher system from Cambior Inc. for an additional $2.5 million in cash that was intended for use at the Cerro San Pedro Project. Other transaction costs associated with this acquisition totaled $0.3 million. In addition, in consideration for advisory services rendered to the Company in connection with the acquisition, the Company granted to its investment advisor warrants to purchase up to 300,000 shares of the Company’s common stock at an exercise price of $2.00 per share, all of which were exercised prior to December 31, 2002 (note 8(a)). Management considered the intrinsic value of the warrants at the time of issuance to be nominal.

The acquisition of Cambior de Mexico was accounted for by the purchase method and is summarized as follows:

Net assets acquired, at fair value:
Cash and cash equivalents	$0.1
Net non-cash working capital	0.1
Property, plant and equipment	0.8
Mineral properties	6.5

$7.5

Consideration given:
Cash	$7.2
Transaction costs	0.3

$7.5

4.	Inventories:

	2002	2001

Finished goods	$0.6	$1.6
Work-in-progress	13.3	9.2
Supplies and spare parts	2.7	1.9

	$16.6	$12.7

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2002, 2001 and 2000

5.	Property, plant and equipment and mine development costs:

	2002	2001

Producing properties, net	$73.8	$68.9
Non-producing properties, net	211.2	12.1

	$285.0	$81.0

(a)	Producing properties:

	Property,		Mine		Accumulated
	plant and	Acquisition	development		depreciation
2002	equipment	costs	costs	Sub-total	& write-downs	Total

Rand, California	$53.5	$14.1	$25.2	$92.8	$(87.9)	$4.9
San Martin, Honduras	28.4	13.4	22.2	64.0	(19.2)	44.8
Marigold, Nevada	15.8	9.2	9.4	34.4	(10.3)	24.1
Other	0.7	—	—	0.7	(0.7)	—

Total	$98.4	$36.7	$56.8	$191.9	$(118.1)	$73.8

	Property,		Mine		Accumulated
	plant and	Acquisition	development		depreciation
2001	equipment	costs	costs	Sub-total	& write-downs	Total

Rand, California	$53.6	$14.1	$25.2	$92.9	$(86.1)	$6.8
San Martin, Honduras	$24.0	13.4	21.7	59.1	(7.5)	51.6
Marigold, Nevada	4.2	9.2	3.3	16.7	(6.3)	10.4
Other	0.7	—	—	0.7	(0.6)	0.1

Total	$82.5	$36.7	$50.2	$169.4	$(100.5)	$68.9

At December 31, 2002 and 2001, all of the Company’s producing properties are held 100%, except for the Marigold Mine, which is 66-2/3% owned. The Company’s producing properties are subject to royalties pursuant to the terms of the underlying acquisition, option or lease agreements, which range up to 7% of net smelter returns and provide for minimum payments which vary with the price of gold aggregating approximately $1.0 million per year.

(b)	Non-producing properties:

	Property,		Mine
	plant and	Acquisition	development
2002	equipment	costs	costs	Sub-total	Write-downs	Total

El Sauzal, Mexico	$0.3	$105.6	$1.9	$107.8	$—	$107.8
Marlin, Guatemala	1.2	90.9	—	92.1	—	92.1
Cerro San Pedro, Mexico	0.1	7.4	3.7	11.2	—	11.2
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.0)	0.1

Total	$1.8	$215.2	$16.5	$233.5	$(22.3)	$211.2

	Property,		Mine
	plant and	Acquisition	development
2001	equipment	costs	costs	Sub-total	Write-downs	Total

Cerro San Pedro, Mexico	$0.1	$7.4	$3.3	$10.8	$—	$10.8
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.0)	0.1
Other	2.5	—	—	2.5	(1.3)	1.2

Total	$2.8	$18.7	$14.2	$35.7	$(23.6)	$12.1

Notes to Consolidated Financial Statements

(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

     (b)  Non-producing properties:

(i)	El Sauzal Project:

The Sauzal Project was acquired in 2002 (note 3(a)) and is an advanced-stage gold property located in the state of Chihuahua, Mexico. The Company owns 100% of the project. A feasibility study on the project was completed prior to closing of the acquisition of Francisco, and based on that feasibility study, construction and engineering during 2003 to 2004 is expected to be approximately $100 million.

(ii)	Marlin Project:

The Marlin Project was acquired in 2002 (note 3(a)) and is an advanced-exploration-stage gold-silver property located in western Guatemala. The Company owns 100% of the project. Under the terms of the underlying property acquisition agreement, for each gold-equivalent ounce of proven and probable reserves established in excess of 650,000 gold-equivalent ounces, the Company agrees to issue 2.635 common shares of the Company to the former owners of the Marlin Project, to a maximum of 2,247,500 shares of the Company. As at December 31, 2002, none of the existing mineral resource is categorized as reserves.

(iii)	Cerro San Pedro Project:

The Cerro San Pedro Project was acquired in 2000 (note 3(b)) and is an advanced-stage gold-silver property located in the state of San Luis Potosi, Mexico. The Company completed its earn-in of a 50% interest in the project by funding $2.0 million during the remainder of 2000 and $2.0 million during 2001. Under the terms of the agreement with the Company’s joint venture partner, Metallica Resources Inc. (“Metallica”), the Company is the operator of the work program on the project. Expenditures subsequent to the earn-in, but before the commencement of construction, are to be shared equally, subject to certain limited exceptions.

Subsequent to December 31, 2002, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica for proceeds of up to $18.0 million and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, and is to receive $5.0 million in August 2003, $6.0 million in February 2004, $2.5 million on commencement of commercial production and $2.5 million twelve months from the commencement of commercial production.

With respect to the August 2003 payment, the agreement provides that should Metallica fail to make that payment when due, Metallica would return the 50% interest in the project acquired to the Company, plus an additional 1% interest in the project, and Metallica agrees to amend certain terms of the existing shareholders agreement reflecting the 51% interest that would be held by the Company. The Company would retain the $2.0 million initial payment. With respect to the February 2004 payment, the agreement provides Metallica with the option to make that payment with common shares of Metallica.

(iv)	Imperial Project:

The Imperial Project consists of a 100% interest in certain unpatented mining claims located in eastern Imperial County in the State of California. Gold production will be subject to a net smelter return royalty of 1-1/2%.

Due to the U.S. Department of Interior decision to formally deny the operating permit for the Imperial Project on January 16, 2001, the $14.3 million of deferred costs on the project were written down at December 31, 2000. In November 2001, the denial of the project was formally vacated by the Department of the Interior, and the Company continues to pursue approval of the project. The Bureau of Land Management is currently reviewing the Environmental Impact Statement for the project which must be approved and finalized prior to deciding whether to approve the Company’s plan of operations.

(v)	Cerro Blanco Project:

The Cerro Blanco Project is an advanced-stage gold property consisting of a 100% interest in one granted concession and eight concession applications in southern Guatemala. Based on economic conditions at the time and uncertainty over the recoverability of the deferred costs, the Company wrote-down the costs to a nominal amount in 2000. Exploration work is continuing on the project.

Notes to Consolidated Financial Statements

(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

(c)	Interests in joint ventures:

The Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro Project are reflected in these consolidated financial statements on a proportionate basis. The Company’s share of the joint ventures’ assets, liabilities, revenues and expenses included in the consolidated financial statements are as follows:

	2002	2001

Current assets	$5.4	$3.7
Non-current assets	31.1	16.9

	$36.5	$20.6

Current liabilities	$2.9	$1.3
Non-current liabilities	3.9	3.9

	$6.8	$5.2

	2002	2001	2000

Revenue from production	$17.6	$15.3	$12.2
Expenses	14.7	12.6	14.4

Earnings (loss) from operations	$2.9	$2.7	$(2.2)

Cash provided by operations	$7.2	$5.0	$0.6
Cash used in investing activities	(18.2)	(5.0)	(3.3)

6. Other assets:

	2002	2001

Restricted deposits	$8.2	$6.1
Sales taxes recoverable	0.4	0.5
Deferred financing costs	0.4	—
Other (including investments in other companies; 2001 quoted market value — $0.3)	—	0.2

	$9.0	$6.8

Restricted deposits:

The Company provides financial guarantees to regulatory authorities as security for future site closure and reclamation costs for the Company’s operations (see note 7). As at December 31, 2002, the Company had $3.8 million in reclamation bonds outstanding (2001 — $4.3 million), for which the Company has provided collateral in the form of certificates of deposit totaling $1.1 million (2001 — $1.1 million). Additional letters of credit issued as security are collateralized with certificates of deposit totaling $7.1 million (2001 — $5.0 million) that earn interest at fixed rates between 1.28% and 1.88% (2001 — 1.14% and 2.12%). Fees on the bonds and letters of credit are 1% (2001 — 0.5% to 2.5%).

7.	Reserve for site closure and reclamation costs:

	2002	2001	2000

Balance, beginning of year	$10.4	$13.1	$13.7
End of mine life accrual for site closure and reclamation costs	1.4	1.2	0.8
Site closure and reclamation costs incurred	(2.5)	(2.6)	(1.4)
Reversal of overaccrued provision (note 9)	—	(1.3)	—

Balance, end of year	$9.3	$10.4	$13.1

Allocated between:
Current portion	$2.4	$2.0	$2.0

Non-current portion	6.9	8.4	11.1

	$9.3	$10.4	$13.1

     Notes to Consolidated Financial Statements

     (Tables expressed in millions of United States dollars, except per share amounts)

     Years ended December 31, 2002, 2001 and 2000

The Company’s operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

8.	Share capital:

(a)	Issued and fully paid:

	Number
	of Shares	Amount

Balance as at December 31, 1999	69,864,832	$158.7
Issued during the year:
For cash consideration under the terms of directors’ and employees’ stock options	232,550	0.3

Balance as at December 31, 2000	70,097,382	159.0
Issued during the year:
For cash consideration under the terms of directors’ and employees’ stock options (including former employees and directors of Rayrock Resources Inc. (“Rayrock”))	1,686,080	2.6
Issued for cash consideration of CDN$5.00 per share pursuant to an underwriting agreement dated October 10, 2001	11,500,000	33.2

Balance as at December 31, 2001	83,283,462	194.8
Issued during the year:
Issued upon acquisition of Francisco (note 3(a))	25,843,808	124.5
For cash consideration on exercise of share purchase warrants (note 3(b))	300,000	0.6
For cash consideration under the terms of directors’ and employees’ stock options (including former employees and directors of Rayrock and Francisco)	2,690,095	7.1
Issued for cash consideration of CDN$13.15 per share pursuant to an underwriting agreement dated November 13, 2002	13,915,000	110.6
Shares cancelled due to previous reorganization	(54,250)	—

Balance as at December 31, 2002	125,978,115	$437.6

(b)	Stock options and stock-based management incentive plan:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 5.5 million common shares. The exercise price of each option equals the trading price for the common shares on the Toronto Stock Exchange before the date of the grant. Options have a maximum term of five years and, subject to certain specific exceptions, terminate one year following the termination of the optionee’s employment.

Once approved and vested, options are exercisable at any time.

Notes to Consolidated Financial Statements

(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

(b) Stock options and stock-based management incentive plan:

The continuity of directors’ and employees’ stock options is as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price (CDN$)	of options	price (CDN$)	of options	price (CDN$)

Outstanding, beginning of year	3,279,115	$3.78	5,141,945	$3.30	5,153,995	$3.25
Granted during the year	2,462,700	10.30	470,000	3.89	545,000	2.91
Issued on conversion of Francisco employees’ and directors’ stock options (note 3(a))	1,674,000	3.24	—	—	—	—
Exercised during the year	(2,690,095)	2.66	(1,686,080)	2.38	(232,550)	2.06
Cancelled during the year	(5,470)	5.89	(646,750)	3.70	(324,500)	2.69

Outstanding, end of year	4,720,250	$6.76	3,279,115	$3.78	5,141,945	$3.30

Exercisable	4,558,900	$6.57	3,109,115	$3.81	5,126,945	$3.30

Details of the options outstanding as at December 31, 2002 are as follows:

Range of	Number	Weighted average	Weighted average
exercise prices (CDN$)	outstanding	remaining life	exercise price (CDN$)

$2.18 - $3.07	2,173,800	2.2 years	$2.91
$4.04 - $5.60	198,750	3.8	5.47
$7.38 - $7.44	1,040,000	4.3	7.38
$10.50 - $13.09	1,307,700	4.8	12.84

	4,720,250	3.4 years	$6.76

No compensation cost is recorded in these financial statements for share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for all share options granted to directors, officers and employees that vested in the period, the Company’s net earnings and earnings per share would have been as follows:

		Fair value of options
	As reported	granted and vested	Pro-forma

Year ended December 31, 2002:
Net earnings	$13.7	$5.2	$8.5

Basic earnings per common share	$0.14		$0.09
Diluted earnings per common share	$0.14		$0.08

     For the year ended December 31, 2002, the fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.69%
Annual dividends	—
Expected stock price volatility	50%
Expected life	2.5 years

Notes to Consolidated Financial Statements

(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

(b)	Stock options and stock-based management incentive plan:

The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in cash. As at December 31, 2002, there were no share appreciation rights outstanding. As at December 31, 2001, the Company had 43,500 stock appreciation rights outstanding at a base price of CDN$4.80 per share that expire July 14, 2003. At December 31, 2000 the Company had 165,000 of these share appreciation rights at CDN$4.80 per share that expire July 14, 2003 as well as 600,000 stock appreciation rights at a base price of CDN$2.22 per share that expire February 26, 2002. The 600,000 stock appreciation rights were granted to a former officer of Rayrock through continuance of Rayrock stock appreciation rights. Total expense incurred by the Company in 2002 upon exercise of stock appreciation rights was $0.1 million (2001 — $0.8 million; 2000 — nil).

9.	Write-down (recovery) of properties:

During 2001, the Company updated its estimated costs and reversed the overaccrued portion of site closure and reclamation costs on properties no longer in production and during 2000, the Company wrote-down certain of its properties, as follows:

		2001	2000

Producing properties (note 5(a)):	Rand	$—	$15.5
	Marigold	—	0.9
	Dee	(1.0)	4.1
	Daisy	(0.3)	—
Non-producing properties (note 5(b)):	Imperial	—	14.3
	Cerro Blanco	—	8.0
	Other non-producing properties	—	0.6
	Equipment	—	1.3
Inventories and other current assets		—	1.3

		$(1.3)	$46.0

10.	Interest and other income:

	2002	2001	2000

Interest and other income	$1.5	$0.7	$2.6
Foreign exchange gain (loss)	0.8	(0.1)	(0.3)
Gain (loss) on sale of other assets	—	0.5	(0.3)

	$2.3	$1.1	$2.0

11.	Income taxes:

The provision for income taxes differs from the Canadian federal and British Columbia provincial statutory rate as follows:

	2002		2001		2000

	Amount	Rate	Amount	Rate	Amount	Rate

Income tax expense (benefit) computed at statutory rates	$5.9	39.6%	$2.8	44.6%	$(24.1)	(45.6)%
Foreign tax rates different from statutory rate	(2.8)	(18.8)	(1.9)	(30.1)	9.5	18.0
Benefit of losses not reflected in the accounts	(1.8)	(12.2)	2.5	40.4	10.9	20.7
Other	(0.1)	(0.4)	(2.1)	(33.3)	(0.4)	(0.8)

	$1.2	8.2%	$1.3	21.6%	$(4.1)	(7.7)%

     Notes to Consolidated Financial Statements

     (Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

11.	Income taxes:

(a)	Future income tax assets and liabilities:

The significant components of the Company’s future income tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001

Future income tax assets:
U.S. and Canada: Property, plant and equipment and mine development costs	$8.3	$12.8
Reclamation and other liabilities not currently deductible for tax	1.1	3.1
Losses carried forward and Alternative Minimum Tax credits	7.1	8.6
Mexico: Property, plant and equipment and mine development costs	1.5	1.6
Losses carried forward	5.5	4.5
Guatemala: Property, plant and equipment and mine development costs	0.7	0.7
Losses carried forward	1.3	1.7

Total future income tax assets	25.5	33.0
Valuation allowance	(25.5)	(33.0)

Future income tax assets, net of allowance	—	—
Future income tax liabilities:
U.S. and Canada: Property, plant and equipment and mine development costs	2.4	2.4
Honduras: Property, plant and equipment and mine development costs	7.8	7.0
Mexico: Property, plant and equipment and mine development costs	30.5	—
Guatemala: Property, plant and equipment and mine development costs	29.7	—

Total future income tax liabilities	70.4	9.4

Net future income tax liabilities	$70.4	$9.4

(b)	Potential future tax benefits:

At December 31, 2002, the Company has Canadian losses and tax pools of approximately CDN$22 million, United States operating losses of approximately $8 million, Honduran tax deductions of approximately $17 million, Mexican operating losses of approximately $30 million, and Guatemalan tax deductions of approximately $6 million, which may be carried forward and used to reduce certain taxable income in future years. The Canadian tax pools are without expiry, and the Canadian, U.S. and Mexican losses and the Honduran and Guatemalan deductions expire at various dates prior to 2016. Except for the Honduran tax deductions, the future income tax asset related to these items has not been reflected in the accounts as a valuation allowance has been fully provided.

(c)	Future income taxes:

In 2002 and 2001, the future income tax of $0.8 million and $1.1 million, respectively, was due primarily to tax-effecting the earnings from the San Martin Mine.

In 2000, the future income tax recovery of $4.1 million was due primarily to tax-effecting the write-downs of property, plant and equipment and mine development costs.

12.	Non-cash investing activities:

During the year ended December 31, 2002, the Company issued common shares and options pursuant to the agreement to acquire all the issued and outstanding shares of Francisco (note 3(a)) for non-cash consideration as follows:

Consideration paid through the issuance of common shares	$124.5
Consideration paid through the issuance of stock options (credited to contributed surplus)	5.9

$130.4

There were no non-cash investing activities during 2001 or 2000

Notes to Consolidated Financial Statements

(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

13.	Financial instruments and financial risk management:

(a)	Hedging:

In order to protect against the impact of declining gold prices, the Company has a policy that enables it to enter into forward sales and option contracts to effectively provide a minimum price for a portion of inventories and future production. Contracted prices on forward sales and options are recognized in revenues as designated production is delivered to meet commitments.

As at December 31, 2002 and 2001 the Company had no forward sales or option contracts outstanding.

As at December 31, 2000, the Company had sold call options on 62,000 ounces of gold at an average price of $294 per ounce expiring in 2001. At December 31, 2000, the fair value of these call options was not significant.

(b)	Carrying value and fair value of financial instruments:

Except as disclosed elsewhere in these consolidated financial statements, the carrying amounts of the Company’s financial instruments approximate their fair values due to the short term to maturity of such instruments.

(c)	Credit risk:

The Company monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

(d)	Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico, Guatemala and Canada. The Company monitors this exposure, but had no hedge positions at December 31, 2002, 2001 or 2000.

14.	Segmented information:

(a)	Operating segments:

The Company has determined its operating segments to be producing properties and non-producing properties, based on the way management organizes and manages its business. The accounting policies of all segments are consistent with those outlined in note 2 — significant accounting policies. The Company has not allocated general and administrative expenses from the corporate segment.

	Producing	Non-producing
2002	properties	properties	Corporate	Total

Revenue	$80.8	$—	$—	$80.8
Cost of sales	41.1	—	—	41.1
Depreciation and depletion	17.7	0.1	0.1	17.9
Other operating expenses	2.2	2.4	4.6	9.2

Earnings (loss) from operations	19.8	(2.5)	(4.7)	12.6
Other income (loss)	(0.2)	0.3	2.2	2.3

Earnings (loss) before taxes	$19.6	$(2.2)	$(2.5)	$14.9

Capital expenditures	$21.9	$10.6	$—	$32.5

Identifiable assets	$99.8	$213.1	$161.6	$474.5

	Producing	Non-producing
2001	properties	properties	Corporate	Total

Revenue	$64.3	$—	$—	$64.3
Cost of sales	40.5	—	—	40.5
Depreciation and depletion	12.6	—	0.1	12.7
Other operating expenses	0.7	1.2	4.1	6.0

Earnings (loss) from operations	10.5	(1.2)	(4.2)	5.1
Other income	—	0.8	0.3	1.1

Earnings (loss) before taxes	$10.5	$(0.4)	$(3.9)	$6.2

Capital expenditures	$12.9	$1.6	$—	$14.5

Identifiable assets	$96.9	$11.6	$40.2	$148.7

Notes to Consolidated Financial Statements

(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

(a)	Operating segments:

	Producing	Non-producing
2000	properties	properties	Corporate Total

Revenue	$61.6	$—	$—	$61.6
Cost of production	47.9	—	—	47.9
Depreciation and depletion	13.3	—	0.3	13.6
Write-down of investments and properties	21.7	23.0	1.3	46.0
Other operating expenses	1.9	1.6	5.4	8.9

Loss from operations	(23.2)	(24.7)	(6.9)	(54.8)
Other income (expense)	0.3	(0.1)	1.8	2.0

Loss before taxes	$(22.9)	$(24.8)	$(5.1)	$(52.8)

Capital expenditures	$2.8	$41.2	$2.5	$46.5

Identifiable assets	$27.9	$66.7	$17.9	$112.5

(b)	Geographic information:

	United States Latin
2002	& Canada	America	Other	Total

Revenue	$39.1	$41.7	$—	$80.8
Earnings from operations	0.2	12.4	—	12.6
Earnings before taxes	2.4	12.1	0.4	14.9
Identifiable assets	72.7	271.0	130.8	474.5

	United States Latin
2001	& Canada	America	Other	Total

Revenue	$34.0	$30.3	$—	$64.3
Earnings (loss) from operations	(2.9)	8.0	—	5.1
Earnings (loss) before taxes	(1.7)	8.3	(0.4)	6.2
Identifiable assets	45.5	73.9	29.3	148.7

	United States Latin
2000	& Canada	America	Other	Total

Revenue	$61.6	$—	$—	$61.6
Loss from operations	(44.4)	(9.2)	(1.2)	(54.8)
Loss before taxes	(42.3)	(9.3)	(1.2)	(52.8)
Identifiable assets	45.8	65.3	1.4	112.5

15.	Commitments and contingencies:

(a)	Operating leases:

The Company has entered into operating leases for office premises and equipment. Minimum annual lease payments required are approximately as follows:

Fiscal year	Minimum lease payments

2003	$0.6
2004	0.3
2005	—
2006	—
2007 and thereafter	0.1

$1.0

(b)	Capital expenditures:

At December 31, 2002, the Company had committed to contracts for equipment totaling $6.1 million (Company’s share — $4.1 million) to be used in the expansion at the Marigold Mine. Contracts for $5.8 million relating to engineering and construction at El Sauzal had also been committed to.

Notes to Consolidated Financial Statements

(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

(c)	Legal claims:

At December 31, 2002, certain of the Company’s mineral properties in Honduras and Mexico were the subject of legal claims associated with the permitting, construction, underlying property agreements or operation of the mine. Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.

16.	Differences between Canadian and United States generally accepted accounting principles:

Accounting practices under Canadian and United States generally accepted accounting principles, as they affect the Company, are substantially the same, except for the following:

(a)	Accounting for income taxes:

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. However, as a result of the Company electing to adopt the Canadian standard without restating prior years, a difference arises effective January 1, 2000 between Canadian accounting principles and United States accounting principles. Canadian accounting principles allow the Company to charge opening deficit with the $6.7 million additional future income tax liability required to be recognized on adoption of the new Canadian standard. Under United States accounting principles, this charge would have been recorded as an increase to the San Martin and Cerro Blanco mineral properties at the time of the business acquisition. As a result of this difference, the write-down of the Cerro Blanco property costs in 2000 would be $10.2 million under United States accounting principles.

Under United States accounting principles, at December 31, 2002, property, plant and equipment and mine development costs for the San Martin Project would be increased by $3.0 million (2001 — $3.8 million; 2000 — $4.5 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit, and at December 31, 1999, future income taxes payable would be increased by approximately $6.7 million over the amount presented under Canadian accounting principles, with a corresponding increase to the carrying value of the San Martin and Cerro Blanco mineral properties. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for 2002 by $0.8 million (2001 — $0.7 million; 2000 — nil).

(b)	Accounting for investments in debt and equity securities:

Statement of Financial Accounting Standards No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both of these types of investments are presented on a cost basis under Canadian accounting principles.

Under United States accounting principles, other assets and unrealized holding gains in shareholders’ equity at December 31, 2002 would each be increased by nil (2001 — $0.2 million; 2000 — $0.3 million).

(c)	Accounting for long-lived assets:

Under United States accounting principles, the portion of the write-down of properties in prior years relating to producing mineral properties would have been calculated using discounted estimated future cash flows. Under Canadian accounting principles, the write-down was based on undiscounted future cash flows. However, in the Company’s case, the remaining effect of this discounting is not significantly different than the amounts presented under Canadian accounting principles.

United States accounting principles require long-lived assets held for resale to be disclosed as such. The impact of this would be to reclassify $1.2 million of property, plant and equipment from non-producing properties to assets held for resale as at December 31, 2001. These assets were sold during 2002.

(d)	Stock based compensation:

Under generally accepted accounting principles in the United States, stock-based compensation is accounted for based on a fair value methodology, although the effects may be disclosed in the notes to the financial statements rather that in the statement of operations, which the Company has elected to do. The method is comparable to the Canadian standard adopted in 2002. However, as a result of the Canadian standard not requiring retroactive application, details of the fair value of options granted and vested during 2001 and 2000 are required to be disclosed for United States regulatory purposes. Accordingly, the fair value of stock options granted to directors, officers and employees during 2001 and 2000 was estimated to be $0.6 million and $0.5 million respectively, of which $0.2 million would be deferred at December 31, 2001 (2000 — nil) and amortized to operations over the vesting period.

Notes to Consolidated Financial Statements

(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

Fair value has been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000

Risk-free interest rate	3.69%	4.3%	5.0%
Annual dividends	—	—	—
Expected stock price volatility	50%	72%	67%
Expected life	2.5 years	2.5 years	2.1 years

Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company’s earnings (loss) for the year, under United States accounting principles, would have changed to the pro forma amounts indicated below:

	2002	2001	2000

Earnings (loss) for the year:
Under United States accounting principles	$12.9	$4.1	$(51.2)
Compensation expense based on fair value of options granted and vested	5.2	0.4	0.6

Pro forma earnings (loss) for the year	$7.7	$3.7	$(51.8)

Pro forma earnings (loss) per share	$0.08	$0.05	$(0.74)

The fair value of warrants granted to the Company’s investment advisor in connection with the acquisition of Cambior de Mexico in 2000 was $0.1 million. Under United States accounting principles, this amount would have been treated as a cost of the acquisition and accordingly the purchase price attributed to mine development costs would have been increased by this amount.

(e)	Comprehensive income:

Generally accepted accounting principles in the United States require that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet.

Under United States accounting principles, other comprehensive income (loss) for the year ended December 31, 2002, which consists of changes in the unrealized holding gains on investments, would be a loss of $0.2 million (2001 - $0.1 million; 2000 — nil).

(f)	Change in revenue recognition accounting policy:

Under United States accounting principles, the impact of a change in accounting policy is applied prospectively in the period of the change, with the cumulative impact on prior periods reflected in operations for the current period. In 2000, the Company accounted for the change in the method of accounting for revenue recognition by retroactively restating the comparative financial statements, as required under Canadian accounting principles. Under United States accounting principles, the impact of this change in accounting policy would be to increase the loss for the year ended December 31, 2001 by $0.3 million compared to the amounts presented under Canadian accounting principles.

(g)	Accounting for start-up costs:

Accounting principles in the United States require expenditures and revenues recovered during the start-up of operations to be charged to earnings. Under Canadian accounting principles, these costs and recoveries may be deferred prior to the commencement of commercial operations. The impact of this difference for the year ended December 31, 2000, which relate to the San Martin Mine, is not significant.

(h)	Accounting for interests in joint ventures:

Under United States accounting principles, interests in joint ventures are generally required to either be consolidated or accounted for by the equity method. However, interests in unincorporated joint ventures in the natural resources industry may be accounted for by proportional consolidation, as under Canadian accounting principles. As the Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro Project are held through unincorporated joint ventures, there is no difference between United States and Canadian accounting principles.

(i)	Supplemental disclosures for business acquisitions:

United States accounting principles requires that for the period in which a material business combination is completed, the notes to the financial statements of the combined entity disclose certain supplemental information, which may be unaudited, on a pro forma basis. In the Company’s case, if the acquisition of Francisco completed

Notes to Consolidated Financial Statements

(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

during 2002 had been completed at January 1, 2002, for purposes of the 2002 pro forma operating results, and at January 1, 2001, for purposes of the 2001 pro forma operating results, the Company’s operating results would have been as follows:

	(unaudited)	2002	2001

Pro forma revenues		$80.8	$64.3
Pro forma earnings for the year		12.1	4.0

Pro forma earnings per share		$0.11	$0.04

(j)	Accounting for asset retirement obligations:

Effective for the Company’s 2003 fiscal year, United States accounting principles will require the Company to change its method of accounting for asset retirement obligations, which include site closure and reclamation costs, for purposes of this note. The new statement requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The new standard also requires the enterprise to record the contra to the initial obligation as an increase or decrease to the carrying amount of the related long-lived asset and to depreciate that amount over the life of the asset. The liability is increased at the end of each period to reflect the passage of time (as a charge to earnings) and changes in the estimated future cash flows underlying the initial fair value measurement.

At December 31, 2002, the Company has not yet determined the impact of this new statement.

(k)	Accounting for costs associated with exit or disposal activities:

Effective for the Company’s 2003 fiscal year, United States accounting principles will require the Company to change its method of accounting for costs associated with an exit activity (including restructuring) or with disposal of long-lived assets. The new statement requires an enterprise to record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. The new standard will also require disclosure about exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed.

At December 31, 2002, the Company does not believe the impact of this new statement will have a material effect on its financial statements.

A reconciliation of the loss for the year as shown in these consolidated financial statements to the loss for the year in accordance with United States accounting principles, excluding the effects of accounting for stock options using the fair value method (note 16(d)), and to comprehensive income (loss) for the year using United States accounting principles, is as follows:

	2002	2001	2000

Earnings (loss) for the year in these consolidated financial statements	$13.7	$4.8	$(48.7)
Adjustment for differences in accounting for income taxes	(0.8)	(0.7)	(2.2)
Adjustment for change in revenue recognition accounting policy	—	—	(0.3)

Earnings (loss) for the year using United States accounting principles	12.9	4.1	(51.2)
Other comprehensive income (loss), net of tax:
Change in unrealized holding gains on investments	(0.2)	(0.1)	—

Comprehensive earnings (loss) for the year using United States accounting principles	$12.7	$4.0	$(51.2)

Basic earnings (loss) per share	$0.13	$0.06	$(0.73)

Diluted earnings (loss) per share	$0.13	$0.06	$(0.73)

Shareholders’ equity under United States accounting principles would be as follows:

	2002	2001

Shareholders’ equity:
Common stock	$437.6	$194.8
Contributed surplus	6.1	0.2
Unrealized holding gains	—	0.2
Deficit	(55.3)	(68.2)

	$388.4	$127.0

CORPORATE INFORMATION

Officers and Directors

A. Dan Rovig 3,4
Chairman & Director

C. Kevin McArthur 3(non-voting),4
President, Chief Executive
Officer & Director

Charles A. Jeannes
Senior Vice President
Administration, General
Counsel & Secretary

James S. Voorhees
Vice President Operations
& Chief Operating Officer

Cheryl S. Maher
Vice President Finance,
Chief Financial Officer
& Treasurer

David L Hyatt
Vice President
U.S. Operations

Steven L. Baumann
Vice President
Central America

Michael A. Steeves
Vice President
Investor Relations

James R. Billingsley 1,2
Director

Ian S. Davidson 1,3
Director

Jean Depatie 1,4
Director

Leonard Harris 2,3
Director

P. Randy Reifel 1,2
Director

Gerald L Sneddon 3
Director

Kenneth F. Williamson 1,2
Director

COMMITTEES OF THE BOARD

1 — Audit & Environment Committee
2 — Corporate Governance Committee
3 — Compensation Committee
4 — Nominating Committee

Head Office
5190 Neil Road, Suite 310
Reno, Nevada
USA 89502
Phone: 775 827 4600
Fax: 775 827 5044
Toll-free: 800 452 6472
email: info@glamis.com
web: www.glamis.com

San Martin Mine
Minerales Entre Mares de Honduras
Vice President,
Steven L. Baumann
Tegucigalpa, Honduras
Phone: 011 504 235 8531
Fax: 011 504 235 8504

Glamis Marigold Mining Company
General Manager,
David S. Cook
Valmy, Nevada
Phone: 775 635 2317
Fax: 775 635 2455

Glamis Rand Mining Company
General Manager,
Art B. Champeny
Randsburg, California
Phone: 760 374 2467
Fax: 760 374 2133

Auditors
KPMG LLP
Vancouver, BC, Canada

Legal Counsel
Lang Michener
Vancouver, BC, Canada

Woodburn and Wedge
Reno, Nevada

2002 Annual General Meeting of Shareholders

The Annual General Meeting of Glamis Gold Ltd. will take place May 7, 2003 at 1:30 pm. The Fairmont Royal York Hotel 100 Front Street Toronto, Ontario, Canada Shareholders are invited to attend.

Registrar & Transfer Agent

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC, Canada V6C 3B9
Toll Free: 1 888 661 5566
Fax: 604 683 3694

Co-Registrar & Co-Transfer Agent
Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO USA 80401
Phone: 303 262 0600
Fax: 303 262 0700

Investor Relations

For public and media inquiries, or copies of the Company’s annual information form, annual report or quarterly reports, please contact Michael A. Steeves at 775 827 4600 ext. 3104, or visit the Company’s website at www.glamis.com

High and low quarterly stock prices:

NYSE

2002	High	Low

Q1	US $5.49	US $3.47
Q2	9.85	5.10
Q3	10.23	6.30
Q4	11.69	7.53

2001	High	Low

Q1	US $1.98	US $1.36
Q2	3.00	1.80
Q3	3.94	2.81
Q4	3.87	3.05

TSX

2002	High	Low

Q1	C $8.60	C $5.60
Q2	15.13	8.35
Q3	16.15	9.81
Q4	17.80	11.97

2001	High	Low

Q1	C $3.00	C $1.92
Q2	4.57	2.67
Q3	5.19	4.30
Q4	6.00	4.85

The Company’s filings with the U.S. Securities and Exchange Commission can be accessed through EDGAR at www.sec.gov

The Company’s filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com

Glamis Gold Ltd. 2002 Annual Report©
Design: Creative Spirit Communications Inc., Vancouver, B.C.
www.creativespirit.bc.ca

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GLAMIS GOLD LTD.

5190 Neil Road, Suite 310, Reno, Nevada 89502
Tel: (775) 827-4600 Fax: (775) 827-5044
www.glamis.com

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